

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

Timothy P. Clackson, Ph.D.
President and Chief Executive Officer
Theseus Pharmaceuticals, Inc.
245 Main Street
Cambridge, Massachusetts 02142

> **Re: Theseus Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.6**
> **Filed September 15, 2021**
> **File No. 333-259549**

Dear Dr. Clackson:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                          Sincerely,

                          Division of Corporation Finance